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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                    )*

Calais Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

127907-10-3

(CUSIP Number)

Matthew C. Witt, Chief Financial Officer
8400 E. Crescent Parkway, Suite 675, Greenwood Village, CO 80111
Telephone: 720-529-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D CUSIP No. 127907-10-3	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Matthew C. Witt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization USA

	7.	Sole Voting Power 1,600,000 shares

Number of
Shares	8.	Shared Voting Power -0-
Beneficially

Owned by Each	9.	Sole Dispositive Power 1,600,000 shares
Reporting

Person	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,600,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒
Excludes options to purchase 1,000,000 shares of common stock. See Item 3 below.

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 127907-10-3	Page 4 of 6

Item 1. Security And Issuer

     This Statement relates to the Common Stock (the “Shares”) of Calais Resources, Inc., a company organized under the laws of British Columbia, Canada (the “Company”). The principal executive offices of the Company are located at P.O. Box 427, Chilliwack, British Columbia V2P 6J7.

Item 2. Identity and Background

     The identity and business address of the reporting person is Matthew C. Witt, 8400 E. Crescent Parkway, Suite 675, Greenwood Village, CO 80111.

     The reporting person is the Chief Financial Officer of the Company.

     The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     This Schedule 13D reports the following transactions:

Securities	Amount/Source of Funds

1,600,000 shares of common stock	On August 1, 2003, the reporting person was issued 1,600,000 shares of common stock valued at $0.31 per share in lieu of commission fees incurred in connection with a $4,500,000 mortgage loan made to the Company (“Loan”)

500,000 shares of common stock underlying warrants (pending)	On August 1, 2003, the Company’s Board of Directors granted (subject to satisfaction of certain requirements) the reporting person an option to purchase 500,000 shares of common stock at $3.00 Cdn. per share exercisable through August 1, 2013 as part of his employment compensation. The option grant is subject to compliance with and approval by Canadian regulatory requirements, which has not yet been obtained and consequently the options cannot yet be considered to have been granted.

SCHEDULE 13D CUSIP No. 127907-10-3	Page 5 of 6

500,000 shares of common stock underlying warrants (pending)	On August 1, 2003, the Company’s Board of Directors granted (subject to satisfaction of certain requirements) the reporting person an option to purchase 500,000 shares of common stock at $5.00 Cdn. per share exercisable through August 1, 2013 as part of his employment compensation. The option grant is subject to compliance with and approval by Canadian regulatory requirements, which has not yet been obtained and consequently the options cannot yet be considered to have been granted.

Item 4. Purpose of Transaction

     See Item 3, above.

Item 5. Interest in the Securities of the Issuer

     (a) The reporting person’s aggregate interest and percentage of common stock of Calais Resources, Inc. equals 1,600,000 shares and 8.0% respectively. The shares of common stock and the options described above are the only interest the reporting person has in Calais Resources, Inc. common stock.

     (b) The reporting person sole voting and dispositive power with respect to 1,600,000 shares of common stock and has a contingent right to receive options to acquire 1,000,000 shares as described in Item 3 above. The reporting person has no shared voting or dispositive power over any other securities of Calais Resources, Inc.

     (c) N/A

     (d) N/A

     (e) N/A

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to be Filed as Exhibits

     N/A

SCHEDULE 13D CUSIP No. 127907-10-3	Page 6 of 6

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2003	By:	/s/ Matthew C. Witt

Matthew C. Witt

ATTENTION:	Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)